

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

March 12, 2013

VIA U.S. MAIL AND FACSIMILE

Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001

> Re: MEMBERS Life Insurance Company
>   Initial Registration Statement on Form S-1
>   File No. 333-186477

Dear Mr. Bisset:

The staff is in the process of reviewing the above-referenced registration statement, which the Commission received on February 6, 2013. As a preliminary matter, we note that the registrant has identified itself as an "emerging growth company" ("EGC") under the Jumpstart Our Business Startups Act ("JOBS Act"). We are seeking supplemental information regarding the facts supporting the registrant's status as an EGC.

1. Please describe all relevant facts that support the registrant's claim that it qualifies as an EGC under the JOBS Act.

2. The Division of Corporation Finance has provided guidance on the implementation and application of the JOBS Act, including guidance that addresses the emerging growth company status of a wholly-owned subsidiary.[1] FAQ 53 states that the EGC status of an issuer may be questioned if it appears that the issuer or its parent is engaging in a transaction for the purpose of converting a non-EGC into an EGC, or for the purpose of obtaining the benefits of EGC status indirectly when it is not entitled to do so directly. Please provide the staff an analysis of the company's EGC status with reference to this position.

Responses to these comments should be made in a letter to me filed over the EDGAR system. We reserve the right to submit further comments on these issues based on your response.

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[1]   *See* FAQ 53, *Jumpstart Our Business Startups Act Frequently Asked Questions: Generally Applicable Questions on Title I of the JOBS Act*, SEC (9/28/2012) (available at: http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm).

We will provide additional comments on the registration statement after we have completed our review.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9283. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Insured Investments Office